EXHIBIT 12.1
ARDEN REALY LIMITED PARTNERSHIP
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(AMOUNTS IN THOUSANDS, EXCEPT RATIOS)

	ARDEN REALTY LIMITED PARTNERSHIP
	For the Years Ended December 31,
	2005	2004		2003	2002	2001
Earnings Available to Cover Fixed Charges:
Net income	66,826	79,791		65,994	77,663	106,257
Add:
Interest Expense(1)	98,429	89,515		93,767	88,516	84,195

Total Earnings Available to Cover Fixed Charges	165,255	169,306		159,761	166,179	190,452

Fixed Charges:
Interest Expense	98,429	89,515		93,767	88,516	84,195
Interest Capitalized	805	936		2,496	5,646	9,095	(3)
Preferred Distributions	—	4,309	(2)	4,312	4,312	4,312

Total Fixed Charges	99,234	94,760		100,575	98,474	97,602

Ratio of Earnings to Fixed Charges	1.67x	1.79x		1.59x	1.69x	1.95x

(1)	Includes interest expense for properties classified as part of “discontinued operations.”

(2)	Includes approximately $1.1 million of original issuance costs written off in conjunction with the redemption of the Preferred OP units on September 28, 2004.

(3)	Includes approximately $2.5 million of interest capitalized on an office property that was classified as part of “discontinued operations” for the year ended December 31, 2001.